SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JULY 2020
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date:July 29, 2022

List of materials

Documents attached hereto:

i) Press release: _______________________________________________________

Quarterly Financial Statements
for the First Quarter Ended June 30, 2022
And
Outlook for the Fiscal Year Ending March 31, 2023

July 29, 2022
Sony Group Corporation

Quarterly Financial Statements (Unaudited)	F-1

Condensed Consolidated Statements of Financial Position	F-1
Condensed Consolidated Statements of Income (Three months ended June 30)	F-3
Condensed Consolidated Statements of Comprehensive Income (Three months ended June 30)	F-4
Condensed Consolidated Statements of Changes in Stockholders’ Equity (Three months ended June 30)	F-5
Condensed Consolidated Statements of Cash Flows (Three months ended June 30)	F-6
Notes to Condensed Consolidated Financial Statements	F-8
- Business Segment Information	F-8
- Going Concern Assumption	F-14
- Accounting Policy and Other Information	F-14
- Subsequent Event	F-15

Outlook for the Fiscal Year Ending March 31, 2023	1

Cautionary Statement	4

All financial information is presented on the basis of International Financial Reporting Standards (“IFRS”).
Sony Group Corporation and its consolidated subsidiaries are together referred to as “Sony” or “Sony Group”.

(Unaudited)
Condensed Consolidated Financial Statements
Condensed Consolidated Statements of Financial Position

	Yen in millions
	March 31, 2022	June 30, 2022	Change from March 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	2,049,636	1,371,867	(677,769)
Investments and advances in the Financial Services segment	360,673	332,422	(28,251)
Trade and other receivables, and contract assets	1,628,521	1,775,516	146,995
Inventories	874,007	1,093,667	219,660
Other financial assets	149,301	147,070	(2,231)
Other current assets	473,070	563,979	90,909
Total current assets	5,535,208	5,284,521	(250,687)
Non-current assets:
Investments accounted for using the equity method	268,513	281,927	13,414
Investments and advances in the Financial Services segment	18,445,088	18,024,195	(420,893)
Property, plant and equipment	1,113,213	1,155,401	42,188
Right-of-use assets	413,430	431,243	17,813
Goodwill	952,895	1,074,013	121,118
Content assets	1,342,046	1,461,238	119,192
Other intangible assets	450,103	476,169	26,066
Deferred insurance acquisition costs	676,526	688,780	12,254
Deferred tax assets	298,589	321,064	22,475
Other financial assets	696,306	883,179	186,873
Other non-current assets	289,050	293,166	4,116
Total non-current assets	24,945,759	25,090,375	144,616
Total assets	30,480,967	30,374,896	(106,071)
(Continued on the following page.)

Condensed Consolidated Statements of Financial Position (Continued)

	Yen in millions
	March 31, 2022	June 30, 2022	Change from March 31, 2022
LIABILITIES
Current liabilities:
Short-term borrowings	1,976,553	1,917,701	(58,852)
Current portion of long-term debt	171,409	216,522	45,113
Trade and other payables	1,843,242	1,961,784	118,542
Deposits from customers in the banking business	2,886,361	2,955,103	68,742
Income taxes payables	106,092	128,277	22,185
Participation and residual liabilities in the Pictures segment	190,162	215,970	25,808
Other financial liabilities	97,843	86,292	(11,551)
Other current liabilities	1,488,488	1,386,708	(101,780)
Total current liabilities	8,760,150	8,868,357	108,207
Non-current liabilities:
Long-term debt	1,203,646	1,198,083	(5,563)
Defined benefit liabilities	254,548	255,533	985
Deferred tax liabilities	696,492	475,923	(220,569)
Future insurance policy benefits and other	7,039,034	7,200,722	161,688
Policyholders’ account in the life insurance business	4,791,295	4,799,410	8,115
Participation and residual liabilities in the Pictures segment	220,113	241,845	21,732
Other financial liabilities	211,959	244,400	32,441
Other non-current liabilities	106,481	118,395	11,914
Total non-current liabilities	14,523,568	14,534,311	10,743
Total liabilities	23,283,718	23,402,668	118,950
EQUITY
Sony Group Corporation’s stockholders’ equity:
Common stock	880,365	880,365	–
Additional paid-in capital	1,461,053	1,459,138	(1,915)
Retained earnings	3,760,763	3,934,581	173,818
Accumulated other comprehensive income	1,222,332	831,906	(390,426)
Treasury stock, at cost	(180,042)	(188,127)	(8,085)
Equity attributable to Sony Group Corporation’s stockholders	7,144,471	6,917,863	(226,608)
Noncontrolling interests	52,778	54,365	1,587
Total equity	7,197,249	6,972,228	(225,021)
Total liabilities and equity	30,480,967	30,374,896	(106,071)

Condensed Consolidated Statements of Income

	Yen in millions
	Three months ended June 30
	2021	2022	Change
Sales and financial services revenue:
Sales	1,844,713	2,016,037	171,324
Financial services revenue	412,130	295,457	(116,673)
Total sales and financial services revenue	2,256,843	2,311,494	54,651
Costs and expenses:
Cost of sales	1,248,773	1,391,667	142,894
Selling, general and administrative	345,302	406,766	61,464
Financial services expenses	388,069	214,100	(173,969)
Other operating (income) expense, net	(1,101)	(2,725)	(1,624)
Total costs and expenses	1,981,043	2,009,808	28,765
Share of profit (loss) of investments accounted for using the equity method	4,268	5,277	1,009
Operating income	280,068	306,963	26,895
Financial income	11,685	14,382	2,697
Financial expenses	8,543	29,969	21,426
Income before income taxes	283,210	291,376	8,166
Income taxes	70,095	73,070	2,975
Net income	213,115	218,306	5,191

Net income attributable to
Sony Group Corporation’s stockholders	211,829	218,196	6,367
Noncontrolling interests	1,286	110	(1,176)

	Yen
	Three months ended June 30
	2021	2022	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
- Basic	170.95	176.46	5.51
- Diluted	169.22	175.21	5.99

Condensed Consolidated Statements of Comprehensive Income

	Yen in millions
	Three months ended June 30
	2021	2022	Change
Net income	213,115	218,306	5,191
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	26,370	(2,118)	(28,488)
Remeasurement of defined benefit pension plans	(1,697)	116	1,813
Share of other comprehensive income of investments accounted for using the equity method	(14)	208	222
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	34,994	(634,493)	(669,487)
Cash flow hedges	(198)	(1,117)	(919)
Insurance contract valuation adjustments	285	521	236
Exchange differences on translating foreign operations	7,184	247,333	240,149
Share of other comprehensive income of investments accounted for using the equity method	(31)	2,679	2,710
Total other comprehensive income, net of tax	66,893	(386,871)	(453,764)
Comprehensive income	280,008	(168,565)	(448,573)

Comprehensive income attributable to
Sony Group Corporation’s stockholders	278,349	(172,114)	(450,463)
Noncontrolling interests	1,659	3,549	1,890

Condensed Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2021	880,214	1,489,597	2,914,503	1,520,257	(124,228)	6,680,343	43,996	6,724,339
Comprehensive income:
Net income			211,829			211,829	1,286	213,115
Other comprehensive income, net of tax				66,520		66,520	373	66,893
Total comprehensive income			211,829	66,520		278,349	1,659	280,008
Transfer to retained earnings			(1,698)	1,698		–		–
Transactions with stockholders and other:
Exercise of stock acquisition rights		(1)	(70)		1,450	1,379		1,379
Conversion of convertible bonds		(109)	(293)		2,626	2,224		2,224
Stock-based compensation		1,447				1,447		1,447
Dividends declared			(37,177)			(37,177)	(2,029)	(39,206)
Purchase of treasury stock					(7,548)	(7,548)		(7,548)
Reissuance of treasury stock		1			1	2		2
Transactions with noncontrolling interests shareholders and other		(15,823)				(15,823)	2,188	(13,635)
Balance at June 30, 2021	880,214	1,475,112	3,087,094	1,588,475	(127,699)	6,903,196	45,814	6,949,010

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2022	880,365	1,461,053	3,760,763	1,222,332	(180,042)	7,144,471	52,778	7,197,249
Comprehensive income:
Net income			218,196			218,196	110	218,306
Other comprehensive income, net of tax				(390,310)		(390,310)	3,439	(386,871)
Total comprehensive income			218,196	(390,310)		(172,114)	3,549	(168,565)
Transfer to retained earnings			116	(116)		–		–
Transactions with stockholders and other:
Exercise of stock acquisition rights		(1)	(8)		943	934		934
Conversion of convertible bonds		(125)	(1,191)		3,775	2,459		2,459
Stock-based compensation		2,493				2,493		2,493
Dividends declared			(43,295)			(43,295)	(4,219)	(47,514)
Purchase of treasury stock					(12,805)	(12,805)		(12,805)
Reissuance of treasury stock		1			2	3		3
Transactions with noncontrolling interests shareholders and other		(4,283)				(4,283)	2,257	(2,026)
Balance at June 30, 2022	880,365	1,459,138	3,934,581	831,906	(188,127)	6,917,863	54,365	6,972,228

Condensed Consolidated Statements of Cash Flows

	Yen in millions
	Three months ended June 30
	2021	2022
Cash flows from operating activities:
Income before income taxes	283,210	291,376
Adjustments to reconcile income before income taxes to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	177,922	245,471
Amortization of deferred insurance acquisition costs	15,042	26,826
Other operating (income) expense, net	(1,101)	(2,725)
(Gain) loss on securities, net (other than Financial Services segment)	(742)	21,197
Share of (profit) loss of investments accounted for using the equity method, net of dividends	2,250	(145)
Change in future insurance policy benefits and other	95,162	167,968
Change in policyholders’ account in the life insurance business, less cash impact	104,840	(63,509)
Net cash impact of policyholders’ account in the life insurance business	35,427	71,406
Changes in assets and liabilities:
Increase in trade receivables and contract assets	(74,204)	(37,200)
Increase in inventories	(120,542)	(176,257)
Increase in investments and advances in the Financial Services segment	(317,798)	(439,608)
Increase in content assets	(132,147)	(110,459)
Increase in deferred insurance acquisition costs	(26,203)	(36,652)
Increase in trade payables	55,195	3,467
Increase in deposits from customers in the banking business	38,039	83,965
Increase (decrease) in borrowings in the life insurance business and the banking business	241,847	(102,932)
Decrease in other financial assets and other current assets	8,252	1,748
Decrease in other financial liabilities and other current liabilities	(134,060)	(173,117)
Income taxes paid	(65,753)	(65,398)
Other	14,098	(135,440)
Net cash provided by (used in) operating activities	198,734	(430,018)
(Continued on the following page.)

Condensed Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	Three months ended June 30
	2021	2022
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(93,521)	(106,968)
Proceeds from sales of property, plant and equipment and other intangible assets	1,356	2,372
Payments for investments and advances (other than Financial Services segment)	(32,045)	(146,838)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	9,328	3,645
Payments for purchases of businesses	(76,155)	(44,605)
Proceeds from sales of businesses	6,012	–
Other	(6,212)	(22,663)
Net cash used in investing activities	(191,237)	(315,057)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	(4,415)	48,013
Proceeds from issuance of long-term debt	6,102	5,955
Payments of long-term debt	(23,703)	(25,382)
Dividends paid	(36,849)	(42,932)
Payments for purchases of treasury stock	(7,548)	(12,805)
Other	(1,029)	(2,826)
Net cash used in financing activities	(67,442)	(29,977)
Effect of exchange rate changes on cash and cash equivalents	(1,819)	97,283
Net decrease in cash and cash equivalents	(61,764)	(677,769)
Cash and cash equivalents at beginning of the fiscal year	1,786,982	2,049,636
Cash and cash equivalents at end of the period	1,725,218	1,371,867

Notes to Condensed Consolidated Financial Statements
Business Segment Information
(Business Segments)
Segment sales and financial services revenue

	Yen in millions
	Three months ended June 30
	2021	2022	Change
Sales and financial services revenue:
Game & Network Services -
Customers	602,158	588,461	(13,697)
Intersegment	13,652	15,655	2,003
Total	615,810	604,116	(11,694)
Music -
Customers	252,222	305,353	53,131
Intersegment	2,651	2,717	66
Total	254,873	308,070	53,197
Pictures -
Customers	204,378	341,247	136,869
Intersegment	358	130	(228)
Total	204,736	341,377	136,641
Entertainment, Technology & Services -
Customers	566,519	543,906	(22,613)
Intersegment	9,749	8,404	(1,345)
Total	576,268	552,310	(23,958)
Imaging & Sensing Solutions -
Customers	197,885	219,223	21,338
Intersegment	20,172	18,619	(1,553)
Total	218,057	237,842	19,785
Financial Services -
Customers	412,130	295,457	(116,673)
Intersegment	2,255	2,299	44
Total	414,385	297,756	(116,629)
All Other -
Customers	18,217	15,557	(2,660)
Intersegment	3,769	3,777	8
Total	21,986	19,334	(2,652)
Corporate and elimination	(49,272)	(49,311)	(39)
Consolidated total	2,256,843	2,311,494	54,651

　　Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with the Entertainment, Technology & Services (“ET&S”) segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. Imaging & Sensing Solutions (“I&SS”) intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss)

	Yen in millions
	Three months ended June 30
	2021	2022	Change
Operating income (loss):
Game & Network Services	83,259	52,762	(30,497)
Music	55,380	60,973	5,593
Pictures	25,354	50,655	25,301
Entertainment, Technology & Services	71,751	53,568	(18,183)
Imaging & Sensing Solutions	30,479	21,689	(8,790)
Financial Services	24,013	81,306	57,293
All Other	4,154	2,865	(1,289)
Total	294,390	323,818	29,428
Corporate and elimination	(14,322)	(16,855)	(2,533)
Consolidated operating income	280,068	306,963	26,895

　　Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

　　The former Electronics Products & Solutions (“EP&S”) segment has been renamed the ET&S segment effective from April 2022. This change has not resulted in any reclassification of businesses across segments.

(Sales to Customers by Product Category)

　　The following table is a breakdown of sales and financial services revenue to external customers by product category for each segment.  Sony management views each segment as a single operating segment.

	Yen in millions
	Three months ended June 30
Sales and financial services revenue:	2021	2022	Change
Game & Network Services
Digital Software and Add-on Content	320,436	285,845	(34,591)
Network Services	101,986	106,523	4,537
Hardware and Others	179,736	196,093	16,357
Total	602,158	588,461	(13,697)
Music
Recorded Music - Streaming	109,109	139,111	30,002
Recorded Music - Others	42,780	60,456	17,676
Music Publishing	47,132	63,057	15,925
Visual Media and Platform	53,201	42,729	(10,472)
Total	252,222	305,353	53,131
Pictures
Motion Pictures	79,503	123,125	43,622
Television Productions	61,288	139,161	77,873
Media Networks	63,587	78,961	15,374
Total	204,378	341,247	136,869
Entertainment, Technology & Services
Televisions	221,021	141,793	(79,228)
Audio and Video	73,089	91,060	17,971
Still and Video Cameras	116,410	139,703	23,293
Mobile Communications	81,413	99,030	17,617
Other	74,586	72,320	(2,266)
Total	566,519	543,906	(22,613)
Imaging & Sensing Solutions	197,885	219,223	21,338
Financial Services	412,130	295,457	(116,673)
All Other	18,217	15,557	(2,660)
Corporate	3,334	2,290	(1,044)
Consolidated total	2,256,843	2,311,494	54,651

　　In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through the network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, peripheral devices and first-party software for third-party platforms.  In the Music segment, Recorded Music - Streaming includes the distribution of digital recorded music by streaming; Recorded Music - Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles and game applications, and various service offerings for music and visual products.  In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide.  In the ET&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

(Condensed Financial Services Financial Statements)

　　The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.  These presentations are not in accordance with IFRS, which is used by Sony to prepare its condensed consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s condensed consolidated financial statements.  Both financial statements include transactions between the Financial Services segment and Sony without the Financial Services segment. The figures shown in the respective presentations for the Financial Services segment and Sony without the Financial Services segment are prior to the elimination and/or offset of such transactions and deferred tax assets and deferred tax liabilities of each. The condensed consolidated financial statements column is presented net of the elimination and/or offset of such intercompany balances and deferred tax assets and liabilities.

Condensed Statements of Financial Position

	Yen in millions
	Financial Services		Sony without Financial Services		Consolidated
	March 31, 2022	June 30, 2022	March 31, 2022	June 30, 2022	March 31, 2022	June 30, 2022
ASSETS
Current assets:
Cash and cash equivalents	¥889,140	¥616,767	¥1,160,496	¥755,100	¥2,049,636	¥1,371,867
Investments and advances in the Financial Services segment	360,673	332,422	–	–	360,673	332,422
Trade and other receivables, and contract assets	169,929	177,112	1,478,620	1,622,041	1,628,521	1,775,516
Inventories	–	–	874,007	1,093,667	874,007	1,093,667
Other financial assets	81,174	51,413	68,124	95,647	149,301	147,070
Other current assets	72,441	68,805	450,953	561,746	473,070	563,979
Total current assets	1,573,357	1,246,519	4,032,200	4,128,201	5,535,208	5,284,521
Non-current assets:
Investments accounted for using the equity method	–	–	268,513	281,927	268,513	281,927
Investments and advances in the Financial Services segment	18,445,088	18,024,195	–	–	18,445,088	18,024,195
Investments in Financial Services, at cost	–	–	550,483	550,483	–	–
Property, plant and equipment	18,010	16,187	1,095,241	1,138,886	1,113,213	1,155,401
Right-of-use assets	73,774	79,001	339,658	352,630	413,430	431,243
Goodwill and intangible assets, including content assets	72,578	71,609	2,672,466	2,939,811	2,745,044	3,011,420
Deferred insurance acquisition costs	676,526	688,780	–	–	676,526	688,780
Deferred tax assets	–	–	332,330	337,855	298,589	321,064
Other financial assets	37,037	48,277	663,233	838,997	696,306	883,179
Other non-current assets	77,657	76,464	284,834	289,067	289,050	293,166
Total non-current assets	19,400,670	19,004,513	6,206,758	6,729,656	24,945,759	25,090,375
Total assets	¥20,974,027	¥20,251,032	¥10,238,958	¥10,857,857	¥30,480,967	¥30,374,896

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥1,964,776	¥1,900,698	¥183,187	¥233,525	¥2,147,962	¥2,134,223
Trade and other payables	118,921	98,623	1,744,011	1,886,390	1,843,242	1,961,784
Deposits from customers in the banking business	2,886,361	2,955,103	-	-	2,886,361	2,955,103
Income taxes payables	4,444	3,508	101,648	124,769	106,092	128,277
Participation and residual liabilities in the Pictures segment	–	–	190,162	215,970	190,162	215,970
Other financial liabilities	68,793	46,633	29,050	39,659	97,843	86,292
Other current liabilities	242,937	268,749	1,296,205	1,184,010	1,488,488	1,386,708
Total current liabilities	5,286,232	5,273,314	3,544,263	3,684,323	8,760,150	8,868,357
Non-current liabilities:
Long-term debt	470,498	435,219	733,148	762,864	1,203,646	1,198,083
Defined benefit liabilities	37,167	37,493	217,381	218,040	254,548	255,533
Deferred tax liabilities	634,576	391,987	110,715	115,756	696,492	475,923
Future insurance policy benefits and other	7,039,034	7,200,722	–	–	7,039,034	7,200,722
Policyholders’ account in the life insurance business	4,791,295	4,799,410	–	–	4,791,295	4,799,410
Participation and residual liabilities in the Pictures segment	–	–	220,113	241,845	220,113	241,845
Other financial liabilities	128,208	142,656	86,391	104,465	211,959	244,400
Other non-current liabilities	5,864	6,434	121,558	132,809	106,481	118,395
Total non-current liabilities	13,106,642	13,013,921	1,489,306	1,575,779	14,523,568	14,534,311
Total liabilities	18,392,874	18,287,235	5,033,569	5,260,102	23,283,718	23,402,668
Equity:
Stockholders’ equity of Financial Services	2,577,705	1,960,242	–	–	–	–
Stockholders’ equity of Sony without Financial Services	–	–	5,156,059	5,546,945	–	–
Sony Group Corporation’s stockholders’ equity	–	–	–	–	7,144,471	6,917,863
Noncontrolling interests	3,448	3,555	49,330	50,810	52,778	54,365
Total equity	2,581,153	1,963,797	5,205,389	5,597,755	7,197,249	6,972,228
Total liabilities and equity	¥20,974,027	¥20,251,032	¥10,238,958	¥10,857,857	¥30,480,967	¥30,374,896

Condensed Statements of Income

	Yen in millions
	Three months ended June 30
	Financial Services		Sony without Financial Services		Consolidated
	2021	2022	2021	2022	2021	2022

Sales	¥–	¥–	¥1,845,785	¥2,017,583	¥1,844,713	¥2,016,037
Financial services revenue	414,385	297,756	–	–	412,130	295,457
Total sales and financial services revenue	414,385	297,756	1,845,785	2,017,583	2,256,843	2,311,494

Cost of sales	–	–	1,251,199	1,394,565	1,248,773	1,391,667
Selling, general and administrative	–	–	343,948	405,410	345,302	406,766
Financial services expenses	390,324	216,399	–	–	388,069	214,100
Other operating (income) expense, net	48	51	(1,149)	(2,776)	(1,101)	(2,725)
Total costs and expenses	390,372	216,450	1,593,998	1,797,199	1,981,043	2,009,808

Share of profit (loss) of investments accounted for using the equity method	–	–	4,268	5,277	4,268	5,277

Operating income	24,013	81,306	256,055	225,661	280,068	306,963

Financial income (expenses), net	–	–	42,300	25,747	3,142	(15,587)

Income before income taxes	24,013	81,306	298,355	251,408	283,210	291,376

Income taxes	3,740	22,985	66,354	50,057	70,095	73,070

Net income	20,273	58,321	232,001	201,351	213,115	218,306

Net income of Financial Services	¥20,152	¥58,214	¥–	¥–	¥–	¥–

Net income of Sony without Financial Services	¥–	¥–	¥230,836	¥201,348	¥–	¥–

Net income attributable to Sony Group Corporation’s stockholders	¥–	¥–	¥–	¥–	¥211,829	¥218,196

Net income attributable to noncontrolling interests	¥121	¥107	¥1,165	¥3	¥1,286	¥110

Condensed Statements of Cash Flows

	Yen in millions
	Three months ended June 30
	Financial Services		Sony without Financial Services		Consolidated
	2021	2022	2021	2022	2021	2022
Cash flows from operating activities:
Income (loss) before income taxes	¥24,013	¥81,306	¥298,355	¥251,408	¥283,210	¥291,376
Adjustments to reconcile income (loss) before income taxes to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	6,243	6,377	171,679	239,094	177,922	245,471
Amortization of deferred insurance acquisition costs	15,042	26,826	–	–	15,042	26,826
Other operating (income) expense, net	48	51	(1,149)	(2,776)	(1,101)	(2,725)
(Gain) loss on securities, net (other than Financial Services segment)	–	–	(742)	21,197	(742)	21,197
Change in future insurance policy benefits and other	95,162	167,968	–	–	95,162	167,968
Change in policyholders’ account in the life insurance business, less cash impact	104,840	(63,509)	–	–	104,840	(63,509)
Net cash impact of policyholders’ account in the life insurance business	35,427	71,406	–	–	35,427	71,406
Changes in assets and liabilities:
(Increase) decrease in trade receivables and contract assets	(11,256)	(7,183)	(60,778)	(33,625)	(74,204)	(37,200)
(Increase) decrease in inventories	–	–	(120,542)	(176,257)	(120,542)	(176,257)
(Increase) decrease in investments and advances in the Financial Services segment	(317,798)	(439,608)	–	–	(317,798)	(439,608)
(Increase) decrease in content assets	–	–	(132,147)	(110,459)	(132,147)	(110,459)
(Increase) decrease in deferred insurance acquisition costs	(26,203)	(36,652)	–	–	(26,203)	(36,652)
Increase (decrease) in trade payables	(27,252)	(16,047)	80,632	22,993	55,195	3,467
Increase (decrease) in deposits from customers in the banking business	38,039	83,965	–	–	38,039	83,965
Increase (decrease) in borrowings in the life insurance business and the banking business	241,847	(102,932)	–	–	241,847	(102,932)
Other	33,734	6,873	(209,134)	(379,017)	(175,213)	(372,352)
Net cash provided by (used in) operating activities	211,886	(221,159)	26,174	(167,442)	198,734	(430,018)

Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(5,580)	(7,121)	(87,941)	(99,929)	(93,521)	(106,968)
Payments for investments and advances (other than Financial Services segment)	–	–	(32,045)	(146,838)	(32,045)	(146,838)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	–	–	9,328	3,645	9,328	3,645
Other	–	–	(74,999)	(64,896)	(74,999)	(64,896)
Net cash provided by (used in) investing activities	(5,580)	(7,121)	(185,657)	(308,018)	(191,237)	(315,057)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	(2,605)	(2,757)	(19,412)	31,343	(22,016)	28,586
Dividends paid	(39,159)	(41,335)	(36,849)	(42,932)	(36,849)	(42,932)
Other	(170)	(1)	(8,573)	(15,630)	(8,577)	(15,631)
Net cash provided by (used in) financing activities	(41,934)	(44,093)	(64,834)	(27,219)	(67,442)	(29,977)

Effect of exchange rate changes on cash and cash equivalents	–	–	(1,819)	97,283	(1,819)	97,283

Net increase (decrease) in cash and cash equivalents	164,372	(272,373)	(226,136)	(405,396)	(61,764)	(677,769)
Cash and cash equivalents at beginning of the fiscal year	497,218	889,140	1,289,764	1,160,496	1,786,982	2,049,636
Cash and cash equivalents at end of the period	¥661,590	¥616,767	¥1,063,628	¥755,100	¥1,725,218	¥1,371,867

Going Concern Assumption
　　Not Applicable
Accounting Policy and Other Information
(Net Income Attributable to Sony Group Corporation’s Stockholders and Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	Yen in millions
	Three months ended June 30
	2021	2022
Net income attributable to Sony Group Corporation’s stockholders	211,829	218,196
Adjustment amount to net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation
Zero coupon convertible bonds	51	31
Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation	211,880	218,227

	Thousands of shares
Weighted-average shares outstanding for basic EPS computation	1,239,162	1,236,489
Effect of dilutive securities:
Stock acquisition rights	4,914	4,005
Zero coupon convertible bonds	8,046	4,992
Weighted-average shares for diluted EPS computation	1,252,122	1,245,486

(Segmentation)
 The former EP&S segment has been renamed the ET&S segment effective from April 2022. This change has not resulted in any reclassification of businesses across segments.
　　The G&NS segment includes the network services businesses, the manufacture and sales of home gaming products and the production and sales of software. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The ET&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and the internet-related service business. The I&SS segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and the banking business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

(Change in presentation)
  Condensed Consolidated Statements of Cash Flows
　　Certain reclassifications of the condensed consolidated statements of cash flows for the three months ended June 30, 2021 have been made to conform to the presentation for the three months ended June 30, 2022.

Subsequent Event
Acquisition of Bungie, Inc.
　On July 15, 2022, Sony Interactive Entertainment LLC, a wholly-owned subsidiary of Sony, completed the acquisition of 100% of the shares of Bungie, Inc. (“Bungie”), an independent videogame developer in the United States.  As a result of this acquisition, Bungie has become a wholly-owned subsidiary of Sony.
　The total consideration of this transaction, which was determined after customary working capital and other adjustments, was approximately 514 billion yen (approximately 3.7 billion U.S. dollars), inclusive of the purchase price and committed employee incentives.
　Due to the limited time since the acquisition closing date, past restrictions on access to Bungie’s information arising from antitrust considerations and the size and complexity of the transaction, the initial accounting for the business combination was not yet completed at the time the condensed consolidated financial statements were authorized. Therefore, we have not disclosed detailed information regarding the accounting treatment of the business combination.

Outlook for the Fiscal Year Ending March 31, 2023

The forecast for consolidated results for the fiscal year ending March 31, 2023, as announced on May 10, 2022, has been revised as follows:

	(Billions of yen)
	March 31, 2022 Results	May Forecast	July Forecast	Change from May Forecast
Sales *[1]	¥9,921.5	¥11,400	¥11,500	+ ¥100 bil	+ 0.9%
Operating income	1,202.3	1,160	1,110	- 50 bil	- 4.3%
Income before income taxes	1,117.5	1,130	1,070	- 60 bil	- 5.3%
Net income attributable to Sony Group Corporation’s stockholders	882.2	830	800	- 30 bil	- 3.6%

For all segments excluding the Financial Services segment *[2]	March 31, 2022 Results	May Forecast	July Forecast	Change from May Forecast
Net cash provided by operating activities	¥813.3	¥1,050	¥820	- 230 bil	- 21.9%

*1 “Sales and Financial Services revenue” are shown as “Sales” (the same applies below).
*2 Cash flow for all segments excluding the Financial Services segment is not a measure in accordance with IFRS. However, Sony believes that this disclosure may be useful information to investors.  Please refer to page F-11 for details about the preparation of the Condensed Statements of Cash Flows.

Assumed foreign exchange rates are the following:
	Assumed foreign currency exchange rates for the nine months ending March 31, 2023	(For your reference) Assumed foreign currency exchange rates for the fiscal year ending March 31, 2023 at the time of the May forecast
1 U.S. dollar	approximately 130 yen	approximately 123 yen
1 Euro	approximately 138 yen	approximately 135 yen

Sales are expected to be higher than the May forecast due to higher-than-expected sales in the Pictures, Entertainment, Technology & Services* and Music segments, partially offset by lower-than-expected sales in the Game & Network Services (“G&NS”) and Imaging & Sensing Solutions segments.

Operating income is expected to be lower than the May forecast due to an expected decrease in operating income in the G&NS segment.

Both income before income taxes and net income attributable to Sony Group Corporation’s stockholders are expected to be lower than the May forecast mainly due to the above-mentioned expected decrease in operating income.

* The former Electronics Products & Solutions segment has been renamed the Entertainment, Technology & Services (ET&S) segment effective from April 2022. This change has not resulted in any reclassification of businesses across segments.

The forecast for each business segment for the fiscal year ending March 31, 2023 has been revised as follows:

	(Billions of yen)
	March 31, 2022 Results	May Forecast	July Forecast
Game & Network Services (G&NS)
Sales	¥2,739.8	¥3,660	¥3,620
Operating income	346.1	305	255
Music
Sales	1,116.9	1,240	1,280
Operating income	210.9	230	230
Pictures
Sales	1,238.9	1,330	1,380
Operating income	217.4	100	100
Entertainment, Technology & Services (ET&S)
Sales	2,339.2	2,400	2,450
Operating income	212.9	180	180
Imaging & Sensing Solutions (I&SS)
Sales	1,076.4	1,470	1,440
Operating income	155.6	200	200
Financial Services
Financial services revenue	1,533.8	1,440	1,440
Operating income	150.1	220	220
All Other, Corporate and elimination
Operating loss	(90.7)	(75)	(75)
Consolidated
Sales	9,921.5	11,400	11,500
Operating income	1,202.3	1,160	1,110

Game & Network Services (G&NS)
Sales are expected to be lower than the May forecast due to an expected decrease in sales of non-first-party titles including add-on content, partially offset by the impact of foreign exchange rates. Operating income is expected to be lower than the May forecast due to the impact of the above-mentioned decrease in sales of non-first-party titles and the negative impact of foreign exchange rates, as well as an expected approximately 13 billion yen increase in expenses* associated with acquisitions, from approximately 44 billion yen to approximately 57 billion yen. This expected increase is mainly due to the acquisition of Bungie, Inc. being completed earlier than the assumed timing.

* Regarding expenses associated with acquisitions completed within the current fiscal year, Sony has included the estimated impact of these acquisitions based on certain assumptions in the forecast for the current fiscal year. However, the actual amount of expenses to be recorded in the current fiscal year is subject to change depending on factors such as the accounting treatment to be finalized after the closing dates.

Music
Sales are expected to be higher than the May forecast primarily due to the impact of foreign exchange rates. The forecast for operating income remains unchanged from the May forecast.

Pictures
Sales are expected to be higher than the May forecast primarily due to the impact of foreign exchange rates. The forecast for operating income remains unchanged from the May forecast.

Entertainment, Technology & Services (ET&S)
Sales are expected to be higher than the May forecast due to the impact of foreign exchange rates. The forecast for operating income remains unchanged from the May forecast due to the impact of higher unit sales of digital cameras, substantially offset by the impact of lower unit sales of televisions.

Imaging & Sensing Solutions (I&SS)
Sales are expected to be lower than the May forecast due to lower-than-expected sales of image sensors for mobile products resulting from a decrease in unit sales, partially offset by an improvement in the product mix, as well as lower-than-expected sales of image sensors for industrial equipment and security cameras. These decreases in sales are expected to be partially offset by the impact of foreign exchange rates. The forecast for operating income remains unchanged from the May forecast mainly due to the positive impact of foreign exchange rates, substantially offset by the impact of the above-mentioned expected decrease in sales of image sensors for industrial equipment and security cameras.

Financial Services
The forecasts for financial services revenue and operating income remain unchanged from the May forecast.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future. Accordingly, future market fluctuations could further impact the above forecast.

The above forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances. Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Notes about Financial Performance of the Music, Pictures and Financial Services segments
The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of Sony Music Entertainment and Sony Music Publishing LLC, which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis.

The Pictures segment results are the yen-translated results of Sony Pictures Entertainment Inc., which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

The Financial Services segment results include Sony Financial Group Inc. (“SFGI”) and SFGI’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd., Sony Assurance Inc. and Sony Bank Inc. The results discussed in the Financial Services segment differ from the results that SFGI discloses separately on a Japanese statutory basis.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)
Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)
the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)
changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)
Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)
Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)
Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events;
(xvii)
the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact.  The continued impact of COVID-19 and developments relating to the situation in Ukraine and Russia could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.